UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Provides Business Update.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 13, 2020

Item 1

BANCO SANTANDER MÉXICO PROVIDES BUSINESS UPDATE

•   Updates on initiatives implemented to mitigate the COVID-19 pandemic

•   Updates on current government support programs

•   Provides Preliminary 1Q20 results and Withdraws 2020 Full Year Guidance

Mexico City, Mexico on April 13, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of Mexico’s leading banking institutions, provided today an update on the initiatives the Bank is implementing in response to the COVID-19 pandemic and with respect to current Government support programs. The Bank also announced today selected preliminary first quarter results and is withdrawing its 2020 full year guidance given the uncertainty and lack of visibility resulting from the unprecedented COVID-19 pandemic and related disruption to Mexican, regional and global economic activity.

“As we face this unprecedented global health crisis we are focused on implementing three key priorities: ensuring the health of our employees, ensuring the wellbeing of our customers, and further strengthening the continuity of our business,” said Héctor Grisi, Executive President and CEO. “Our Bank has a strong capital and liquidity position, agile and experienced teams and the determination that we believe will allow us to continue in our mission of helping people and businesses prosper. We will continue launching initiatives that make a difference in this trying times.”

The Bank has implemented a series of measures focused on ensuring the safety and health of its employees and customers, guaranteeing its continued operation and refocusing its communication and Santander Universidades programs to support its employees, customers and beneficiaries.

•	Safeguard the Well-Being of Employees and Customers: Starting on February 28, 2020, the Bank began implementing its business continuity plan to safeguard the health of its employees and support its business continuity amid the COVID-19 pandemic. Global and local protocols were triggered to prevent contagion; stop non-essential travels; limit gatherings and group events; divide and assign teams to alternate work schedules or sites and establish work-from-home protocols; protect service from critical suppliers; enhance sanitization measures in branches, corporate offices, ATMs and contact centers; and promote customers’ use of digital channels, among others. As of today, approximately 79% of corporate employees are working from home and critical personnel is either working remotely or split into teams working on alternative schedules or at alternate work sites. Branch employees are split into teams (50% on branch / 50% home) and will remain so for as long as the national health emergency is ongoing. Additional IT resources have been channeled into remote operating tools and cybersecurity. Approximately 25% of the Bank’s branches and 9% of its ATMs are closed due to their location. The Bank expects to have 50% of its branches closed if an escalation of containment measures in Mexico are declared. However all of the Bank’s digital channels and contact centers have been operating normally, servicing its customers.

•	Awareness, Support and Funding Campaigns: Banco Santander México has launched internal and external media and communication campaigns to continuously update its employees of the protocols and measures the Bank is implementing as well to encourage the general population to stay at home (#YoMeQuedoEnCasa) together with an appreciation campaign aimed at health professionals (#HéroesConBata) and the launch of the support website as a resource guide to face the COVID-19 pandemic. More than Ps.55 million from the Bank’s Santander Universidades program have been channeled to support digital learning platforms at universities, scholarships for students attending on-line university programs and emergency research initiatives to develop ventilators and emergency equipment. The Bank has launched a fund to collect resources from its employees to aid those in need and will double the amount collected to make donations of medical equipment to fight the COVID-19 pandemic.

•	Participate in Federal Program to Support Small Businesses: Together with two other financial institutions in Mexico, the Bank will participate in the federal government's small business lending program. In connection with this program, the federal government will, through the Bank and the other participating institutions, disburse one million loans for Ps.25,000, each with a 6.5% interest rate and no fees. The loans will be funded by NAFIN. We will leverage the expertise of our financial inclusion program, Tuiio, to assist the government in administering this program.

•	Launch of Debtor Relief Program for Individuals and SMEs: On March 26, 2020, the Bank launched a debtor relief program for individuals and SMEs, offering them the possibility of deferring payment of their loan installments for up to four months, to support its customers with liquidity problems. Since the program was launched, close to 379 thousand clients have registered for the program, Individuals represent 97% of clients participating in the program, with SMEs representing the remaining 3%. The period to register for this relief program ends on April 30, 2020.

•	Offers Zero Interest Payments Credit Cards: The Bank also offered its credit card customers zero interest payments for 3 months for purchases at on-line supermarkets and 5 to 10 months of zero interest on purchases at pharmacies, laboratories and hospitals, while the Bank’s health insurance products offer coverage for the COVID-19 pandemic.

The financial authorities have issued special measures to strengthen banking institutions, facilitate their operations in a volatile environment, maintain the flow of credit in the economy and benefit debtors.

1)	On March 25, 2020, the CNBV issued temporary special accounting principles applicable to financial institutions relating to the treatment of mortgages, automotive loans, personal loans, payroll loans, credit cards, microcredits and SME loans. In general terms, the temporary special accounting principles allow financial institutions (i) to permit borrowers to partially or fully defer principal and/or interest payments on their loans for a period of four months, with the possibility of extending such period for two additional months, and (ii) to freeze the balances of existing loans that were in good standing as of February 28, 2020, without interest charges, in each case without considering such loans to be non-performing. Financial institutions that take advantage of these temporary special accounting principles would not be required to constitute reserves for such loans. We have taken advantage of these temporary accounting principles and launched debtor relief programs to support individuals and SMEs with qualifying loans under these CNBV principles.

2)	On March 31, 2020, the CNBV issued a recommendation that financial institutions abstain from paying dividends, repurchasing shares and granting other benefits to its shareholders for the fiscal years ended December 31, 2019 and 2020. The purpose is to enhance the financial position of financial institutions against potential losses due to the COVID-19 pandemic and to ensure that the system has more resources to support the local economy. These measures are consistent with those taken by other central banks and regulatory authorities around the world, such as the European Central Bank. More specifically, the recommendation establishes that financial institutions shall refrain from: (i) paying dividends to their shareholders, as well as from implementing any other mechanism that results in a transfer of economic benefits to the shareholders or assuming the irrevocable commitment to pay them any such benefits with respect the fiscal years of 2019 and 2020, including the distribution of reserves, and (ii) repurchasing stock or implementing any other mechanism the intention of which is to compensate the shareholders. For financial institutions that are part of a larger financial group, the recommendation to refrain from paying dividends or implementing other similar mechanisms also applies to such institution’s controlling entity as well as its affiliates and other entities of the group. At our Annual General Ordinary Shareholders’ Meeting called for April 28, 2020, our shareholders will decide on any potential dividend taking into consideration the CNBV’s recommendation.

3)	On April 8, 2020, the CNBV issued a number of temporary regulatory flexibility measures aimed at ensuring that financial institutions are able to continue supplying credit to their customers in a high volatility environment and mitigating the impact of the COVID-19 pandemic on the local credit markets. The temporary measures will be effective from April 1, 2020 to March 31, 2021 and will allow financial institutions such as us to use their capital conservation buffer of 2.5% without triggering any regulatory corrective measures. As of December 31, 2019, the Bank´s common equity tier 1 (CET1) ratio stood at 11.9%, which is significantly in excess of the minimum requirement established for financial institutions of our size.

4)	On April 8, 2020, the Banking Liquidity Regulatory Committee, comprised of the Mexican Central Bank, the Mexican Ministry of Finance and the CNBV issued a series of exceptions to the “Liquidity Requirements” regulation (Disposiciones de Carácter General sobre los Requerimientos de Liquidez para las Instituciones de Banca Múltiple) in order to avoid amplifying constraints in market conditions described above. In general terms, these exceptions permit the following: (i) assets that were eligible as liquid assets as of February 28, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks and (ii) the liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives may exclude data for March 2020. In addition, no corrective actions will be taken for financial institutions whose Liquidity Coverage Ratio (Coeficiente de Cobertura de Liquidez) falls below 100%. These temporary measures will be in place for six months starting on February 28, 2020 and could be extended by another six months

5)	The CNBV also published additional measures on April 8, 2020. These include, among others, (i) an extension of the reporting deadlines for a variety of information reported by financial institutions to the CNBV, including the deadline for first quarter financial information which has been extended to July 3, 2020 and (ii) a deferral of the implementation of amendments to IFRS 9 until January 1, 2022, which would otherwise have been applicable beginning on January 1 2020.

Our operations and results have been negatively impacted by the coronavirus outbreak, which we expect will have a continued and likely material adverse effect on our business and results of operations.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including Mexico. On March 30, 2020, the Mexican Federal Government declared a health emergency based on force majeure as a result of the COVID-19 pandemic and announced several measures to address it, including enhancement of sanitary measures, the suspension of any and all non-essential activities and a voluntary shelter in place order until April 30, 2020. These measures and similar measures in other countries have also led to the suspension of international flights, the suspension of operations by hotels, restaurants and other public establishments and the shutdown of international borders.

These measures have caused disruption in Mexican, regional and global economic activity, including a partial shutdown of our branch network. In Mexico, several industries and sectors to which we have exposure, have been particularly impacted by the COVID-19 pandemic and related economic disruption, including, but not limited to, the export/import, transportation, hotels and restaurants, oil and gas, and automotive industries. As of January 2020, approximately 9.2% of our loan portfolio was comprised of loans to borrowers in these sectors. As a result of this disruption, the Mexican Ministry of Finance is estimating as of April 1, 2020 that Mexico’s GDP could contract by as much as 3.9% in 2020 and forecasts by several analysts and financial institutions estimate a substantially more pronounced contraction. This disruption has also led to volatility and a downturn in financial markets, which has impacted prices of securities and the availability of funding through the financial markets. Furthermore, as of the date of this release, the Mexican Central Bank has reduced its interest rate by 75 bps to 6.5% and may introduce additional decreases in the future. As of April 8, 2020, the Mexican peso had depreciated to Ps.24.09 per U.S.$1.00, a 27.7% depreciation since the beginning of 2020, and continuing volatility could cause the peso to depreciate further. The Government’s shelter in place order and other related measures, in the context of a weakened economy, lower interest rates and a weaker exchange rate, may adversely affect us in the future by, among other things, decreasing lending volumes, decreasing fee-generating transactions, reducing margins on lending, putting pressure on our capitalization ratios and requiring additional allowances for impairment of loans. In response to the pandemic, some of our clients have drawn on credit lines and we anticipate that more of our clients could do so. While our liquidity position remains strong, we expect these draws to lead to a significant reduction in our liquidity ratio in the near term. These reductions notwithstanding, we expect our liquidity ratio to remain well above regulatory minimums in the near term. However, substantial draws in the future could again reduce our liquidity ratios and our overall liquidity, if significant.

As part of the actions taken to mitigate the impact of the COVID-19 pandemic, the Mexican National Banking and Securities Commission (CNBV) issued temporary special accounting principles applicable to financial institutions, which allow, inter alia, a partial or total deferral (grace period) of principal and/or interest payments due on loans that were not impaired as of February 29, 2020 for up to four months, with the possibility of extending it for an additional two months, without such loans being considered impaired under Mexican GAAP. With this support from the CNBV, we launched a debtor relief program for individuals and SMEs, offering them the possibility of deferring payment of principal and interest on their loans for up to four months. Since the program was launched, and as of April 10, 2020, approximately 379 thousand clients have registered. Of these 379 thousand clients, 53% have credit card loans, 17% have payroll loans, 16% have personal loans, 10% have mortgages and 1% have automotive loans. Individuals represent 97% of clients participating in the program, with SMEs representing the remaining 3%. The registered clients represent 24% of our total mortgages customers, 9% of our credit card customers, and 12% of our consumer and auto loan customers. In the SME segment, the customers registered represent 18% of our total customers. The period to register for this relief program ends on April 30, 2020, and as such, this number may increase in the coming weeks. As of April 10, 2020, the aggregate amount of the affected loans was approximately Ps.76,600 million.

If our clients default on their payment obligations at the end of the grace period provided by this program, or otherwise fail to timely comply with their obligations under our outstanding loans, this will result in higher levels of non-performing loans, leading to the recognition of additional allowances for impairment losses. Furthermore, defaults by our clients that are not covered by payment deferral measures enacted by the CNBV would also lead to increased recognition of an allowance for impairment losses. While we have not recognized any impairment losses of the deferred consumer loans as of the date of this release, or significant impairment losses in connection with our corporate loans, the impact on our allowance for impairment losses is currently uncertain because it is highly dependent on the duration of the COVID-19 pandemic and the extent and length of the ensuing economic downturn. We expect that non-performing loans and the allowance for impairment losses will increase between the second half of 2020 and the first half of 2021 as a result of clients registering for such program.

In response to the COVID-19 pandemic, we are proactively monitoring our credit portfolio and have implemented credit risk plans as a response to macroeconomic uncertainty, which we are integrating into our broader commercial strategy. However, there can be no assurance that the implementation of these plans will mitigate the impact of the COVID-19 pandemic, and we expect this pandemic to negatively impact our business and results of operation in 2020 and at least the first half of 2021. Since we believe the pandemic will have a continuing negative impact on us for 2020, we do not expect to be able to achieve the 2020 financial results targeted in guidance we provided in January of 2020. The extent to which the COVID-19 pandemic impacts our results will depend on the duration of this pandemic and the level of continued disruption to Mexican, regional and global economic activity, which is impossible to predict at this time. Future developments with respect to COVID-19 are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it. Furthermore, there are no indications the Mexican government will be implementing extraordinary loan programs, tax relief or other forms of relief or assistance for private sector entities such as us. If the pandemic continues and further government programs are not initiated, or the ones in place are not effective, this could have a material adverse effect on us

Preliminary Results for First Quarter 2020

We expect to report results for the first quarter of 2020 by late April showing a modest increase in net income from that reported during the comparable period in 2019, in line with the 2020 guidance previously announced, together with our fourth quarter 2019 results, which were reported on January 30, 2020. While the impact of the COVID-19 pandemic during this period has been significant in general, we believe that the first quarter 2020 results will not yet significantly reflect the impact of the COVID-19 pandemic given that the quarantine in Mexico only began after the second week of March 2020.

We expect that our results in the remainder of 2020 will likely be materially adversely affected by the COVID-19 pandemic, with the extent of the pandemic’s impact dependent in part on how long quarantine and social distancing requirements and practices and resulting restrictions on the Mexican and international global economy remain in place. Since we believe the pandemic will have a continuing negative impact on us for 2020, we do not expect to be able to achieve the 2020 financial results targeted in guidance we provided in January of 2020.

The Bank withdraws its full year 2020 guidance due to the uncertainty related to the depth and duration of the COVID-19 pandemic and its impact on its operating environment.

Banco Santander México’s fundamentals remain strong. However, given the unprecedented nature of this health crisis and the uncertainty surrounding its duration, its impact on the future operating and economic environment and the related effects on volume growth, interest rates, asset quality and market related income, the Bank is withdrawing its full year 2020 guidance that was provided on January 30, 2020.

The government’s shelter in place and other measures, together with a weaker economy, lower interest rates and a weaker exchange rate may adversely affect us in the future, including decreasing lending volumes and fee-generating transactions, reducing margins on lending and requiring additional allowances for impairment losses. These effects had already started to occur at the end of the first quarter of 2020 and are expected to continue. When the degree of uncertainty in respect of COVID-19 eases and we feel we are in a position to produce reliable guidance we will do so in line with our commitment to be transparent with shareholders and potential investors.

The Bank plans to release financial 1Q20 financial results on April 29, 2020, after market close and will host a conference call to discuss these results and its business on April 30, 2020 at 10 am Eastern time (9 am Mexico Time). Details will follow.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

Investor Relations Contact Information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx